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Tomas Sluiter · 3rd

CEO, Culmination Brewing. Principal, Brewery Consultant Group.

Portland, Oregon · 500+ connections · **Contact info**

 **Portland, OR**

 **MBAA**

About

Professional Brewer in Portland, OR

President CEO of Culmination Brewing

Certified Saké Professional

Principal for the Brewery Consultant Group

Experience



Professional Brewer
Portland, OR
May 2002 – Present · 18 yrs 6 mos

Education



MBAA